                                EXPLANATORY NOTE

         On October 26, 2001, Urstadt Biddle Properties Inc. ("we" or "us") filed with the Securities and Exchange Commission a registration statement pursuant to Rule 462(b) under the Securities Act. As a result of electronic transmission errors beyond our control, certain pages from the registration statement were not filed with the Commission.

         In accordance with Rule 103 of Regulation S-T, we are correcting this error by filing a complete version of the registration statement. The information in the attached registration statement is provided as of October 25, 2001 and has not been updated since that date. This filing is being made solely for the purpose of filing the information omitted from the prior filing.


    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2001
                                                   REGISTRATION NO. 333-________

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -------------

                                    FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                         URSTADT BIDDLE PROPERTIES INC.
             (Exact name of registrant as specified in its charter)

              MARYLAND                            04-2458042
   (State or other jurisdiction of   (I.R.S. Employer Identification No.)
    Incorporation or Organization)

                               321 RAILROAD AVENUE
                          GREENWICH, CONNECTICUT 06830
                                 (203) 863-8200
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         CHARLES J. URSTADT                       WILLING L. BIDDLE
CHAIRMAN AND CHIEF EXECUTIVE OFFICER    PRESIDENT AND CHIEF OPERATING OFFICER
   URSTADT BIDDLE PROPERTIES INC.           URSTADT BIDDLE PROPERTIES INC.
        321 RAILROAD AVENUE                      321 RAILROAD AVENUE
    GREENWICH, CONNECTICUT 06830             GREENWICH, CONNECTICUT 06830
           (203) 863-8200                           (203) 863-8200

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

           THOMAS J. DRAGO, ESQ.                 DAVID C. WRIGHT, ESQ.
           COUDERT BROTHERS LLP                    HUNTON & WILLIAMS
              GRACE BUILDING                  RIVERFRONT PLAZA, EAST TOWER
       1114 AVENUE OF THE AMERICAS                951 EAST BYRD STREET
      NEW YORK, NEW YORK 10036-7703          RICHMOND, VIRGINIA 23219-4074
              (212) 626-4400                         (804) 788-8200

       Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

       If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [X] Registration No. 333-69858

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

       If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____________

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                            CALCULATION OF REGISTRATION FEE
====================================================================================================================
                                                                      PROPOSED
                                                                      MAXIMUM
                                                                      OFFERING        PROPOSED         AMOUNT OF
        TITLE OF EACH CLASS OF SECURITIES           AMOUNT TO BE     PRICE PER    MAXIMUM AGGREGATE  REGISTRATION
                 TO BE REGISTERED                    REGISTERED      SHARE (1)   OFFERING PRICE (1)       FEE
--------------------------------------------------------------------------------------------------------------------
Class A Common Stock, par value $.01 per share (2)   920,000 (3)       $9.30         $8,556,000         $2,139
====================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, based upon the closing price of the Class A Common Stock on the New York Stock Exchange on October 25, 2001.

(2) This registration statement also relates to the rights to purchase shares of Series A Participating Preferred Stock of the Registrant which are attached to all shares of Class A Common Stock issued pursuant to the terms of the Registrant's Amended and Restated Rights Agreement dated July 31, 1998. Until the occurrence of certain prescribed events, the rights are not exercisable, are evidenced by the certificates for the Class A Common Stock and will be transferred with and only with such Class A Common Stock. Because no separate consideration is paid for the rights, the registration fee therefor is included in the fee for the Class A Common Stock.

(3) Includes 120,000 shares of Class A Common Stock which may be purchased by the underwriters solely to cover over-allotments, if any.

================================================================================

                                EXPLANATORY NOTE

         This Registration Statement is being filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Act"), and General Instruction III of Form S-2. The contents of the Registration Statement on Form S-2 (Registration No. 333-69858) filed by Urstadt Biddle Properties Inc. (the "Company") pursuant to the Act with the Securities and Exchange Commission (the "Commission") on September 21, 2001, as amended, including the exhibits thereto, and declared effective by the Commission on October 25, 2001, is incorporated herein by reference.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Greenwich, State of Connecticut, October 25, 2001.

                                         URSTADT BIDDLE PROPERTIES INC.

                                         By:/s/ Charles J. Urstadt
                                            -------------------------
                                            Charles J. Urstadt
                                            Chairman of the Board and
                                            Chief Executive Officer

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


By:/s/ Charles J. Urstadt   Chairman, Chief Executive         October 25, 2001
   ----------------------   Officer and Director (Principal
   Charles J. Urstadt       Executive Officer)


By:          *              President, Chief Operating        October 25, 2001
   ----------------------   Officer and Director
   Willing L. Biddle


By:          *              Executive Vice President and      October 25, 2001
   ----------------------   Chief Financial Officer
   James R. Moore


By:          *              Director                          October 25, 2001
   ----------------------
   E. Virgil Conway


By:          *              Director                          October 25, 2001
   ----------------------
   Charles D. Urstadt


By:          *              Director                          October 25, 2001
   ----------------------
   Peter Herrick


By:          *              Director                          October 25, 2001
   ----------------------
   Robert R. Douglass


By:          *              Director                          October 25, 2001
   ----------------------
   George H.C. Lawrence


By:          *              Director                          October 25, 2001
   ----------------------
   George J. Vojta


* By: Charles J. Urstadt

/s/ Charles J. Urstadt
------------------------------

Charles J. Urstadt, individually and as an attorney-in-fact for each such other person pursuant to the power of attorney previously filed as part of the registration statement of the Registrant (Registration No. 333-69858).

                                  EXHIBIT INDEX

EXHIBIT   DESCRIPTION
NUMBER

*1.1 Form of Underwriting Agreement to be entered into by and among the Company, Ferris, Baker Watts, Incorporated, J.J.B. Hilliard, W.L. Lyons, Inc. and Advest, Inc.

4.1 Amended Articles of Incorporation of the Company, (incorporated by reference to Exhibit C of Amendment No. 1 to Registrant's Statement on Form S-4 (No. 333-19113)).

4.2 Articles Supplementary of the Company (incorporated by reference to Annex A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated August 3, 1998).

4.3 Articles Supplementary of the Company (incorporated by reference to Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

4.4 Articles Supplementary of the Company (incorporated by reference to Exhibit A of Exhibit 4.1 of the Registrant's Current Report on Form 8-K dated March 12, 1998).

4.5 By-laws of the Company, (incorporated by reference to Exhibit D of Amendment No. 1 to Registrant's Registration Statement on Form S-4 (No. 333-19113).

**5.1      Opinion of Miles & Stockbridge P.C.

**8.1      Opinion of Coudert Brothers LLP as to Tax Matters.

10.1 Form of Indemnification Agreement entered into between the Registrant and each of its Directors and for future use with Directors and officers of the Company (incorporated herein by reference to Exhibit
          10.1 of the Registant's Annual Report on Form 10-K for the year ended October 31, 1989).

10.2 Amended and Restated Change of Control Agreement between the Registrant and James R. Moore dated November 15, 1990 (incorporated herein by reference to Exhibit 10.3 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990)

10.3 Amended and Restated Rights Agreement between the Company and The Bank of New York, as Rights Agent, dated as of July 31, 1998 (incorporated herein by reference to Exhibit 10-1 of the Registrant's Current Report on Form 8-K dated November 5, 1998).

10.4 Change of Control Agreement dated as of June 12, 1990 between the Registrant and Raymond P. Argila (incorporated herein by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990).

10.4.1    Agreement dated December 19, 1991 between the Registrant and Raymond
          P. Argila amending the Change of Control Agreement dated as of June 12, 1990 between the Registrant and Raymond P. Argila (incorporated herein by reference to Exhibit 10.6.1 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991).

10.5 Change of Control Agreement dated as of December 20, 1990 between the Registrant and Charles J. Urstadt (incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1990).

10.6 Amended and Restated HRE Properties Stock Option Plan (incorporated herein by reference to Exhibit 10.8 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1991).

10.6.1 Amendments to HRE Properties Stock Option Plan dated June 9, 1993(incorporated herein by reference to Exhibit 10.6.1 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1995).

10.6.2 Form of Supplemental Agreement with Stock Option Plan Participants (non-statutory options). (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.6.3 Form of Supplemental Agreement with Stock Option Plan Participants (statutory options). (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.7 Amended and Restated Dividend Reinvestment and Share Purchase Plan (incorporated herein by reference to the Registrant's Registration Statement on Form S-3 (No. 333-64381).

10.8 Amended and Restated Change of Control Agreement dated as of November 6, 1996 between the Registrant and Willing L. Biddle (incorporated by reference to Exhibit 10.7 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1996).

10.9 Countryside Square Limited Partnership Agreement of Limited Partnership dated as of November 22, 1996 between HRE Properties, as General Partner and the persons whose names are set forth on Exhibit A of the Agreement, as Linited Partners (incorporated by reference to Exhibit I of the Registrant's Current Report on Form 8-K dated November 22, 1996)

10.10 Restricted Stock Plan (incorporated by reference to Exhibit B of Amendment No. 1 to Registrant's Registration Statement Form S-4 (No. 333-19113)).

10.10.1 Form of Supplemental Agreement with Restricted Shareholders (incorporated by reference to Exhibit 10.6.2 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.11 Excess Benefit and Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1998).

10.12 Purchase and Sale Agreement, dated September 9, 1998 by and between Goodwives Center Limited Partnership, as seller, and UB Darien, Inc., a wholly owned subsidiary of the Registrant, as purchaser (incorporated by reference to Exhibit 10 of the Registrant's Current Report on Form 8-K dated September 23, 1998).

10.13 Subscription Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.2 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

10.14 Registration Rights Agreement, dated January 8, 1998, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated January 8, 1998).

10.15 Waiver and Amendment of Registration Rights Agreement dated as of April 16, 1999, by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999).

10.16 Amendment to Shareholder Rights Agreement dated as of September 22, 1999 between the Company and the Rights Agent (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 1999).

     10.17 Waiver and Amendment of Registration Rights Agreement dated as of December 6, 1999 by and among the Company and the Initial Purchasers (incorporated by reference to Exhibit 10.17 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).

     10.18 Amended and Restated Restricted Stock Award Plan effective December 9, 1999 as approved by the Registrant's shareholders on March 15, 2000 (incorporated by reference to Exhibit 10.18 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).

     10.19 Amended and Restated Stock Option Plan adopted June 28, 2000 (incorporated by reference to Exhibit 10.19 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).

     10.20 Promissory Note and Stock Pledge Agreement dated January 5, 2001 by Willing L. Biddle in favor or the Registrant (incorporated by reference to Exhibit 10.20 of the Registrant's Annual Report on Form 10-K for the year ended October 31, 2000).

    *13.1.1    Annual Report on Form 10-K for the year ended October 31, 2000

    *13.1.2    Quarterly Report on Form 10-Q for the quarter ended January 31,
               2001

    *13.1.3    Quarterly Report on Form 10-Q for the quarter ended April 30,
               2001

    *13.1.4    Quarterly Report on Form 10-Q for the quarter ended July 31, 2001

   **23.1      Consent of Arthur Andersen LLP

   **23.2      Consent of Miles & Stockbridge P.C. (included in Exhibit 5.1).

   **23.3      Consent of Coudert Brothers LLP (included in Exhibit 8.1.).

    *24.1 Power of Attorney (located on the signature page of this Registration Statement).

-------------------
 * Previously filed as part of the Registrant's registration statement on Form S-2 (Registration No. 333-69858.
 ** As filed herewith.